

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2019

Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
17305 Daimler Street
Irvine, CA 92614

>   **Re: Cryoport, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 28, 2019**
>   **File No. 333-229395**

Dear Mr. Stefanovich:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Dana Brown at 202-551-3859 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Transportation and Leisure